March 12, 2013 CEF Equipment Holding, L.L.C. 10 Riverview Drive Danbury, CT 06810 GE TF Trust Rodney Square North 1100 N. Market Street Wilmington, Delaware 19890 Re: Series 2013-1 SUBI Certificate	Mayer Brown LLP 1675 Broadway New York, New York 10019-5820 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-3 (File No. 333-181103), filed by CEF Equipment Holding, L.L.C., a Delaware limited liability company (“CEF Equipment Holding”) and GE TF Trust, a Delaware statutory trust (the “Titling Trust”), with the Securities and Exchange Commission (the “Commission”), as amended and declared effective on August 3, 2012 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of asset-backed notes (the “Notes”) and special units of beneficial interest in the Titling Trust (collectively, the “SUBIs”).

The Series 2013-1 SUBI Certificate (the “Series 2013-1 SUBI Certificate”), evidencing a beneficial interest in leases and titled transportation equipment allocated to a special unit of beneficial interest in the Titling Trust designated as the “Series 2013-1 SUBI” (the “Series 2013-1 SUBI”), will be issued by the Titling Trust pursuant to the Amended and Restated Trust Agreement, dated as of April 30, 2012 (the “Trust Agreement”), between GE Capital Title Holding Corp., as settlor (in such capacity, the “Settlor”) and initial beneficiary (in such capacity, the “Initial Beneficiary”) and Wilmington Trust Company, as UTI trustee (in such capacity, the “UTI Trustee”), Administrative trustee (in such capacity, the “Administrative Trustee”) and Delaware trustee, and the Series 2013-1 SUBI Supplement thereto, dated as of March 20, 2013 (the “Series 2013-1 SUBI Supplement” and, together with the Titling Trust Agreement, the “Titling Trust Documents”), among the Settlor, the Initial Beneficiary, the UTI Trustee, the Administrative Trustee and Wilmington Trust Company, as SUBI trustee.

In that regard, we are familiar with the proceedings required to be taken in connection with the proposed authorization, issuance and sale of the Series 2013-1 Certificate and have examined copies of such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

CEF Equipment Holding, L.L.C.

GE TF Trust

March 12, 2013

Based upon the foregoing and upon an examination of such questions of law as we have deemed necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth herein, we advise you that, in our opinion, when the Series 2013-1 Certificate has been duly authorized by all necessary corporate action and trust action and has been duly executed and delivered as described in the Titling Trust Documents, it will constitute a legal, valid and binding obligation of the Titling Trust, enforceable against the Titling Trust, in accordance with its terms.

The foregoing opinion is subject to the following exceptions, qualifications and assumptions:

(a)	We have assumed (i) the due organization, formation or creation, as the case may be, and valid existence in good standing of each party to the Titling Trust Documents other than the Titling Trust under the laws of the jurisdiction governing such party’s organization, (ii) that any party to the Titling Trust Documents has the power and authority to execute and deliver, and to perform its obligations under any of the Titling Trust Documents, (iii) the legal capacity of natural persons who are signatories to the documents examined by us, (iv) each Titling Trust Document has been duly authorized, executed and delivered by the parties thereto, (v) the Titling Trust Documents (as duly executed) will constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including, without limitation, the creation, operation and termination of the Titling Trust, and that the Titling Trust Agreement and the certificate of trust of the Titling Trust are in full force and effect and have not been amended, (vi) the application of Delaware law to the Series 2013-1 SUBI Certificate would not be contrary to a fundamental policy of a jurisdiction (other than the State of Delaware) which (A) would be the jurisdiction of applicable law in the absence of an effective choice of law and (B) has a materially greater interest than the State of Delaware in the determination of a particular issue relating to the Series 2013-1 SUBI Certificate and (vii) the transactions described in, and relating to, the Series 2013-1 SUBI Certificate have a substantial, reasonable and material relationship with the State of Delaware.

(b)	The foregoing opinion regarding enforceability is subject to (i) applicable bankruptcy, insolvency, liquidation, moratorium, receivership, reorganization, fraudulent transfer and similar laws relating to and affecting the rights and remedies of creditors generally, (ii) principles of equity, including applicable law relating to fiduciary duties (regardless of whether considered and applied in a proceeding in equity or at law), (iii) applicable public policy with respect to the enforceability of provisions relating to indemnification, exculpation or contribution, and (iv) judicial imposition of an implied covenant of good faith and fair dealing.

Mayer Brown llp

CEF Equipment Holding, L.L.C.

GE TF Trust

March 12, 2013

(c)	We express no opinion with respect to (i) provisions of a document reviewed by us to the extent that such provisions purport to bind a person or entity that is not a party to such document, (ii) transfer restrictions in a document reviewed by us to the extent that a transfer occurs by operation of law, (iii) the enforceability of any provision in either Titling Trust Document purporting to prohibit, restrict or condition the assignment of the Series 2013-1 SUBI Certificate, to the extent that any such provision may be limited by the operation of Sections 9-401, 9-406 or 9-408 of the Uniform Commercial Code as in effect in the State of Delaware, (iv) purported waivers of any statutory or other rights, court rules and defenses to obligations where such waivers (A) are against public policy or (B) constitute waivers of rights which by law, regulation or judicial decision may not otherwise be waived, or (v) any right or obligation to the extent that the same may be varied by course of dealing or performance.

(d)	With respect to all documents examined by us, we have assumed that (i) all signatures on documents examined by us are genuine, (ii) all documents submitted to us as originals are authentic, (iii) all documents submitted to us as copies conform with the original copies of those documents, (iv) the documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions expressed herein, and (v) in connection with the documents of which we have received a form, that all blanks contained in such documents have been properly and appropriately completed, and optional provisions included in such documents have been properly and appropriately selected.

Our opinions expressed herein are limited to the laws of the State of Delaware.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the references to this firm under the headings “Legal Opinions” in the Prospectus and “Legal Matters” in the Prospectus Supplement forming a part of the Registration Statement, without admitting that we are “experts” within the meaning of the term used in the Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit or otherwise.

Very truly yours,

/s/ Mayer Brown LLP

Mayer Brown LLP

PAJ/JR